Exhibit 3.2

CERTIFICATE OF AMENDMENT
to the
CERTIFICATE OF INCORPORATION
of
TRULITE, INC.

Trulite, Inc., a corporation organized and existing under the laws of the State of Delaware (The “Corporation”),

DOES HEREBY CERTIFY THAT:

FIRST: The name of the Corporation is Trulite, Inc., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware, on July 15, 2004.

SECOND: On May 10, 2005, The Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation, declaring such amendment to be advisable and directing that the proposed amendment be submitted to a vote of the holders of shares of the Corporation’s common stock, $.0001 par value per share.

THIRD: On May 10, 2005, holders of all of the Corporation’s outstanding common stock executed a written consent approving the proposal to amend the Certificate of Incorporation to increase the authorized capital stock of the Corporation from 4,000,000 shares to 21,500,000 shares of capital stock, consisting of 20,000,000 shares of common stock and 1,500,000 shares of preferred stock.

FOURTH: Article Fourth of the Certificate of Incorporation, as amended hereby, shall read in its entirety as follows:

The Corporation has authority to issue an aggregate of 21,500,000 shares of capital stock, consisting of (i) 20,000,000 shares of common stock having a par value of $.0001 per share (“Common Stock”) and (ii) 1,500,000 shares of preferred stock having a par value of $.0001 per share (“Preferred Stock”). The Board of Directors may authorize the issuance from time to time of the Preferred stock in one or more series with such designation, preferences, qualifications, limitations, restrictions and optional or other special rights (which may differ with respect to each series) as the Board may fix by resolution. Without limiting the foregoing, the Board of Directors is authorized to fix with respect to each series:

(1)	the number of shares which shall constitute the series and the name of the series;

(2)
the rate and times at which, and the preferences and conditions under which, dividends shall be payable on shares of the series, and the status of such dividends as cumulative or non cumulative and as participating or non-participating;

(3)	the prices, times and terms, if any, at or upon which shares of the series shall be subject to redemption;

(4)	the rights, if any of holders of shares of the series to convert such shares into, or to exchange such shares for, shares of any other class of stock of the corporation;

(5)	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series;

(6)
the rights and preferences, if any, of the holders of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation;

(7)	the limitations, if any, to be provided for shares of the series.

(8)	The voting rights, if any, to be provided for shares of the series.

FIFTH: The above-described amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Trulite, Inc. has caused this Certificate of Amendment to be executed in its corporate name by its President and attested by its Secretary, both thereto duly authorized, on this 10th day of May, 2005.

TRULITE, INC.

By:	/s/ John Sifonis
John Sifonis
President

Attest:

James A. Longaker
Secretary